

November 13, 2012

<u>Via Email</u>
Mr. James I. Edelson
Senior Vice President
Overseas Shipholding Group, Inc.
666 Third Avenue
New York, New York 10017

      Re: **Overseas Shipholding Group, Inc.**
                Item 4.02 Form 8-K
                Filed October 22, 2012
                File No. 001-06479

Dear Mr. Edelson:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                     Sincerely,

                     /s/ Heather Clark

                     Heather Clark
                     Staff Accountant